SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
     ______________________________________________________________________

                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ____________


Commission file number  1-6720


A.  Full title of the Plan:  A.T. CROSS COMPANY DEFINED CONTRIBUTION
                             RETIREMENT PLAN

B. Name of Issuer of securities held pursuant to the Plan and address of its principal executive office:

                               A.T. CROSS COMPANY
                                 ONE ALBION ROAD
                          LINCOLN, RHODE ISLAND  02865


Financial Statements of the Plan:


A.T. Cross Company
Profit Sharing Plan and Trust
Financial Statements for the Years Ended
December 31, 1996 and 1995 and
Supplemental Schedules as of and for the Year Ended December 31, 1996 and Independent Auditors' Report


A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995:

   Statements of Net Assets Available for Benefits,
    with Fund Information                                                   2-3

   Statements of Changes in Net Assets Available for Benefits,
    with Fund Information                                                   4-5

   Notes to Financial Statements                                           6-10

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1996:

   Item 27a - Schedule of Assets Held for Investment Purposes             11-16

   Item 27d - Schedule of Reportable Transactions                         17-24

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which the schedules are required.


Deloitte & Touche LLP                            Telephone:  (617)261-8000
125 Summer Street                                Facsimile:  (617)261-8111
Boston Massachuseetts 02110-1617

INDEPENDENT AUDITORS' REPORT

To the Retirement Plans Committee and
Participants of A.T. Cross Company
Profit Sharing Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of the A.T. Cross Company Profit Sharing Plan and Trust (the "Plan") as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and supplemental schedules for the year ended December 31, 1995 were audited by other auditors whose report, dated June 26, 1996, expressed an unqualified opinion on those statements and schedules.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. This supplemental information is the responsibility of the Plan's management. Such schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As more fully described in Note 8, effective January 1, 1997, the Plan was merged into the A.T. Cross Company Defined Contribution Retirement Plan and Trust.

DELOITTE & TOUCHE LLP
June 20, 1997


A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1996

                                                Profit Sharing
                                               Fund Information

                                               Directed   Company      Total
                                   General    Investment   Stock  Profit Sharing
                                    Fund         Fund       Fund        Fund
ASSETS:
Investments, at fair value:
Fleet National Bank of Rhode
Island Money Market Fund        $ 2,581,648 $   425,736 $       296 $ 3,007,680
United States Treasury notes
  and bonds                       2,258,232   7,516,095           -   9,774,327
United States Treasury bills              -   4,147,490           -   4,147,490
United States Agency bonds                -     500,000           -     500,000
Common stocks                    10,577,096           -   1,265,556  11,842,652
Fleet National Bank of Rhode
Island Stable Asset Fund                  -           -           -           -
Total investments                15,416,976  12,589,321   1,265,852  29,272,149

RECEIVABLES:
Employer's contribution                   -           -           -           -
Dividends and interest               78,224     149,224           -     227,448
Total receivables                    78,224     149,224           -     227,448

NET ASSETS AVAILABLE
  FOR BENEFITS                  $15,495,200 $12,738,545 $ 1,265,852 $29,499,597

See notes to financial statements.                                    Continued


                                      -2-


A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1996

                                       Installment Account
                                        Fund Information

                                                           Total
                                     Money  Galaxy GIC  Installment
                                    Market    Pooled      Account
                                     Fund      Fund         Fund         Total
ASSETS:
Investments, at fair value:
Fleet National Bank of Rhode
Island Money Market Fund        $     7,213 $     4,247 $    11,460 $ 3,019,140
United States Treasury notes
  and bonds                               -           -           -   9,774,327
United States Treasury bills              -           -           -   4,147,490
United States Agency bonds                -           -           -     500,000
Common stocks                         2,523      10,439      12,962  11,855,614
Fleet National Bank of Rhode
Island Stable Asset Fund                  -     176,836     176,836     176,836

Total investments                     9,736     191,522     201,258  29,473,407

RECEIVABLES:
Employer's contribution                   -           -           -           -
Dividends and interest                   29         937         966     228,414

Total receivables                        29         937         966     228,414

NET ASSETS AVAILABLE
  FOR BENEFITS                  $     9,765 $   192,459 $   202,224 $29,701,821


See notes to financial statements.


                                      -2-


A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1995

                                                Profit Sharing
                                               Fund Information

                                               Directed   Company      Total
                                   General    Investment   Stock  Profit Sharing
                                    Fund         Fund       Fund        Fund
ASSETS:
Investments, at fair value:
Fleet National Bank of Rhode
Island Money Market Fund        $ 1,117,805 $   526,257 $       271 $ 1,644,333
United States Treasury notes
  and bonds                       1,777,742  14,171,756           -  15,949,498
Common stocks                     8,525,812           -   1,542,251  10,068,063
Fleet National Bank of Rhode
Island Stable Asset Fund                  -           -           -           -

Total investments                11,421,359  14,698,013   1,542,522  27,661,894

RECEIVABLES:
Employer's contribution             604,747     255,008     103,486     963,241
Dividends and interest               54,065     113,071           -     167,136

Total receivables                   658,812     368,079     103,486   1,130,377

CASH (OVERDRAFT)                    (52,916)          -           -     (52,916)

NET ASSETS AVAILABLE
  FOR BENEFITS                  $12,027,255 $15,066,092 $ 1,646,008 $28,739,355


See notes to financial statements.                                    Continued


                                      -3-


A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1995

                                       Installment Account
                                        Fund Information

                                                           Total
                                     Money  Galaxy GIC  Installment
                                    Market    Pooled      Account
                                     Fund      Fund         Fund         Total
ASSETS:
Investments, at fair value:
Fleet National Bank of Rhode
Island Money Market Fund        $     9,330 $         9 $     9,339 $ 1,653,672
United States Treasury notes
  and bonds                               -           -           -  15,949,498
Common stocks                         4,764      11,873      16,637  10,084,700
Fleet National Bank of Rhode
Island Stable Asset Fund                  -     475,000     475,000     475,000

Total investments                    14,094     486,882     500,976  28,162,870

RECEIVABLES:
Employer's contribution                   -           -           -     963,241
Dividends and interest                   40       2,562       2,602     169,738

Total receivables                        40       2,562       2,602   1,132,979

CASH (OVERDRAFT                           -           -           -     (52,916)

NET ASSETS AVAILABLE
  FOR BENEFITS                  $    14,134 $   489,444 $   503,578 $29,242,933


See notes to financial statements.


                                      -3-


A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1996

                                                Profit Sharing
                                               Fund Information

                                               Directed   Company      Total
                                   General    Investment   Stock  Profit Sharing
                                    Fund         Fund       Fund        Fund

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Investment income:
Net appreciation(depreciation)
  in fair value of investments  $ 1,534,449 $   (65,579)$  (366,190)$ 1,102,680
Interest                            281,815     731,576         176   1,013,567
Dividends                           222,823           -      68,108     290,931

          Total additions         2,039,087     665,997    (297,906)  2,407,178

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
Benefits paid to participants       321,493   1,257,519      54,489   1,633,501

  Net increase(decrease)
  prior to interfund transfers    1,717,594    (591,522)   (352,395)    773,677
  Interfund transfers - net       1,750,351  (1,736,025)    (27,761)    (13,435)

  Net increase (decrease)         3,467,945  (2,327,547)   (380,156)    760,242

NET ASSETS AVAILABLE
  FOR BENEFITS:
Beginning of year                12,027,255  15,066,092   1,646,008  28,739,355
End of year                     $15,495,200 $12,738,545 $ 1,265,852 $29,499,597


See notes to financial statements.                                    Continued


                                      -4-


A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1996

                                       Installment Account
                                        Fund Information

                                                           Total
                                     Money  Galaxy GIC  Installment
                                    Market    Pooled      Account
                                     Fund      Fund         Fund         Total

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Investment income:
Net appreciation(depreciation)
  in fair value of investments  $      (576)$    (3,068)$    (3,644)$ 1,099,036
Interest                                362      13,400      13,762   1,027,329
Dividends                               155         537         692     291,623

Total additions                         (59)     10,869      10,810   2,417,988

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
Benefits paid to participants         4,310     321,289     325,599   1,959,100

  Net increase(decrease)
  prior to interfund transfers       (4,369)   (310,420)   (314,789)    458,888
  Interfund transfers - net               -      13,435      13,435           -

  Net increase (decrease)            (4,369)   (296,985)   (301,354)    458,888

NET ASSETS AVAILABLE
  FOR BENEFITS:
Beginning of year                    14,134     489,444     503,578  29,242,933
End of year                     $     9,765 $   192,459 $   202,224 $29,701,821


See notes to financial statements.


                                      -4-


A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1995

                                                Profit Sharing
                                               Fund Information

                                               Directed   Company      Total
                                   General    Investment   Stock  Profit Sharing
                                    Fund         Fund       Fund        Fund
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Investment income:
Net appreciation(depreciation)
  in fair value of investments  $ 2,318,182 $    74,107 $   141,677 $ 2,533,966
Interest                            202,714     778,494       3,339     984,547
Dividends                           196,272           -      60,209     256,481

                                  2,717,168     852,601     205,225   3,774,994

  Employer contributions            604,747     255,008     103,486     963,241

          Total additions         3,321,915   1,107,609     308,711   4,738,235

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
Benefits paid to participants       216,317     782,178      18,332   1,016,827

Net increase(decrease) prior to
  interfund transfers             3,105,598     325,431     290,379   3,721,408

Interfund transfers - net          (365,114)   (186,597)    165,176     386,535

Net increase                      2,740,484     138,834     455,555   3,334,873

NET ASSETS AVAILABLE
  FOR BENEFITS:
Beginning of year                 9,286,771  14,927,258   1,190,453  25,404,482
End of year                     $12,027,255 $15,066,092 $ 1,646,008 $28,739,355


See notes to financial statements                                     Continued


                                      -5-


A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1995

                                       Installment Account
                                        Fund Information

                                                           Total
                                     Money  Galaxy GIC  Installment
                                    Market    Pooled      Account
                                     Fund      Fund         Fund         Total
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
Investment income:
Net appreciation(depreciation)
  in fair value of investments  $      (304)$      (629)$      (933)$ 2,533,033
Interest                                422      26,303      26,725   1,011,272
Dividends                               146         348         494     256,975

                                        264      26,022      26,286   3,801,280

  Employer contributions                  -           -           -     963,241
          Total additions               264      26,022      26,286   4,764,521

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
Benefits paid to participants           546           -         546   1,017,373

Net increase(decrease) prior to
  interfund transfers                  (282)     26,022      25,740   3,747,148

  Interfund transfers - net           6,486     380,049     386,535           -

Net increase                          6,204     406,071     412,275   3,747,148

NET ASSETS AVAILABLE
  FOR BENEFITS:
Beginning of year                     7,930      83,373      91,303  25,495,785
End of year                     $    14,134 $   489,444 $   503,578 $29,242,933


See notes to financial statements

A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF THE PLAN

The following description of the A.T. Cross Company Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General - The Plan is a noncontributory defined contribution plan and is administered by an Employee Benefit Plan Committee consisting of three persons appointed by the Board of Directors of A.T. Cross Company (the "Company"). The Board of Directors determines the amount of the contribution and has established the policy that the maximum contribution for any year is limited to the lesser of (1) the maximum amount deductible for such year for federal income tax purposes; or (2) 15% of the Company's net income for such year before deducting contributions to the retirement trust and before providing for federal and state income taxes. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions from Company - No contribution was declared for the 1996 plan year.

In a year in which a contribution is made, the Company's contribution to the Plan is allocated to each eligible employee's account based on the proportion that each eligible employee's allocation units bear to the total allocation units. An eligible employee receives one allocation unit for each one hundred dollars or major fraction thereof of compensation and one allocation unit for each full year of service as defined by the Plan.

Participation - Employees of the Company are eligible to participate in the Plan on January 1 following their hire date. Employees who become participants may allocate part or all of their balance in the Profit Sharing General Fund, the Profit Sharing Directed Investment Fund and the Profit Sharing Company Stock Fund in increments of 50%. The Plan also allows employees to make annual elections with respect to the Company's annual contribution and the employee's existing balance. This election is totally separate from the fund balance election described above and allows the participant to elect (in multiples of 25%) to have the Company's contribution, made on his/her behalf, allocated to the Profit Sharing General Fund, the Profit Sharing Directed Investment Fund, or the Profit Sharing Company Stock Fund. The balance election allows the participant to elect (in multiples of 25%) to have the employee's existing balance transferred to one or more of the funds.

Vesting - Upon termination of employment for reasons other than death, retirement, or disability, employees are entitled to 10% of their balance per year of credited vesting service through year four and 20% per year for years five through seven up to 100%.

The Plan provides for the deferral of benefits for one year should a participant who is also a participant of the A.T. Cross Company Executive Incentive Compensation Plan terminate employment for reasons other than normal retirement as defined by the Plan, death or disability.

Upon early or normal retirement as defined by the Plan, a participant will receive a lump-sum distribution of his/her account.

2.  SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Valuation of Investments - The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. United States Governmental and agency securities are valued at the last reported bid price.

Investments in the Galaxy GIC Pooled Fund (the "Fund") are generally valued at the redemption value established by the trustee of the Fund, which is generally based on the fair value of the underlying assets.

Plan Expenses - All expenses incurred in connection with the operation of the Plan are borne by the Company. However, should the Company fail to pay, such expenses will be considered expenses of the Plan.

Benefit Payments - Benefits are recorded when paid.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


3.  INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. During 1996 and 1995, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated in fair value by $1,099,036 and $2,533,033, respectively, as follows:
                                                             1996        1995
United States Government securities                     $  (173,151)$   268,360
Common stocks                                             1,272,187   2,264,673
Net change in fair value                                $ 1,099,036 $ 2,533,033

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 1996 and 1995 is as follows:

                                                           1996          1995

Fleet National Bank of Rhode Island Money Market Fund
($3,019,140 and $1,653,672 face amount, respectively)   $ 3,019,140 $ 1,653,672
A.T. Cross Company Common Stock
  (103,067 Class A shares)                                        -   1,558,888
United States Treasury Bills, due February 28, 1996
  ($2,000,000 face amount)                                        -   1,989,320
United States Treasury Bills, due March 14, 1996
  ($2,000,000 face amount)                                        -   1,980,280
United States Treasury Bills, due April 18, 1996
  ($2,000,000 face amount)                                        -   1,970,760
United States Treasury Notes, due May 31, 1996
  ($2,000,000 face amount)                                        -   2,005,000
United States Treasury Notes, due June 30, 1996
  ($2,000,000 face amount)                                        -   2,007,180
United States Treasury Notes, 6.25%, due January 31, 1997
  ($3,000,000 face amount)                                3,001,410           -
United States Treasury Notes, 6.125%, due May 31, 1997
  ($1,500,000 face amount)                                1,504,215           -


4.  PLAN TERMINATION

The Plan may be amended at any time by a vote of the Company's Board of Directors. The Board of Directors may suspend or discontinue contributions to the Plan as well as terminate it. Upon termination of the Plan or discontinuance of the Company's contribution, all interests of participants become fully vested and are not subject to forfeiture. After termination, all remaining assets shall be distributed, after payment of any expenses chargeable against the Plan, to participants in accordance with their respective interest in cash or in the form of immediate or deferred annuities.


5.  TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on December 1, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

6.  TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest for the years ended December 31, 1996 and 1995, are as follows:
                                    1996                     1995
                                 Shares or                 Shares or
                                  Units of                  Units of
                               Participation    Amount   Participation   Amount

A.T. Cross Company
  Common stock:
    Purchases                        14,947 $   216,322      27,517 $   389,491
    Contributions                         -           -         690       9,805
    Sales                             4,433      67,900      23,511     322,942
    Distributions                     3,906      64,142       1,961      30,018
    Dividend income                       -      68,800           -      64,062
    Realized gain (loss)
      on sales                            -      (6,902)          -     176,554
Fleet National Bank of
  Rhode Island Money
  Market Fund:
    Purchases                    32,672,445  32,672,445  36,922,358  36,922,358
    Sales                        31,306,977  31,306,977  35,663,468  35,663,468
    Interest income                       -     212,842           -     134,190

Fleet Financial Group:
  Common stock - dividend
    income                                -      12,040           -      11,410

Fleet National Bank of
  Rhode Island Stable
  Asset Fund:
    Purchases                         2,089      20,886      39,710     397,100
    Sales                            31,905     319,050          40         400
    Dividend income                       -      12,392           -      25,099


7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                           1996        1995
Net assets available for benefits
  per the financial statements                          $29,701,821 $29,242,933
Amounts allocated to withdrawing participants                     -      (7,821)

Net assets available for benefits
  per the Form 5500                                     $29,701,821 $29,235,112

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                              1996        1995
Benefits paid to participants
  per the financial statements                          $ 1,959,100 $ 1,017,373
Add amounts allocated to withdrawn participants                   -       7,821
Less amounts allocated to withdrawn participants             (7,821)    (43,710)

Benefits paid to participants per the Form 5500         $ 1,951,279 $   981,484


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


8.  AMENDMENT TO THE PLAN

Effective January 1, 1997, the A.T. Cross Company Profit Sharing Plan and Trust and the A.T. Cross Company Savings Plan (collectively, the "amended Plans") were merged into a single plan and trust known as the A.T. Cross Company Defined Contribution Retirement Plan and Trust (the "merged Plan"). Assets of the amended Plans are held in a single trust, with each plan operating as a component plan of the merged Plan. The purpose of the merger was to offer increased investment opportunities under the amended Plans, as well as to provide for uniform and combined investment opportunities and election procedures. Additionally, certain investment management fees, previously paid by the Company, shall be paid by certain investment funds under the amended Plans.
                                  * * * * * *

A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

                                              Profit Sharing Fund
(a)(b)
   Identity                                                     Directed
   of Issue                            General Fund          Investment Fund
      (c)                                      Current                 Current
      Description of Investment,    Cost        Value        Cost       Value
      Including Maturity Date,
      Rate of Interest, Par or
      Maturity Value

*  Fleet National Bank of Rhode
    Island
      Face Value Money Market
      Deposit                   $ 2,581,648 $ 2,581,648 $   425,736 $   425,736

   United States Government
    Securities:

    Treasury Notes and Bonds

      $200,000 face amount,5.50%,
      due September 30, 1997        201,469     199,968           -           -
      $200,000 face amount,6.25%,
      due February 15, 2003         198,656     199,750           -           -
      $200,000 face amount,5.875%,
      due February 15, 2004         203,563     194,718           -           -
      $250,000 face amount, 11.75%,
      due February 15, 2001         246,875     300,000           -           -
      $300,000 face amount,11.875%,
      due November 15, 2003         302,250     391,359           -           -
      $300,000 face amount,9.375%,
      due February 15, 2006         306,375     361,032           -           -
      $500,000 face amount,
      10.00%, due May 15, 2010      483,813     611,405           -           -
      $3,000,000 face amount,
      6.25%, due January 31, 1997         -           -   3,009,922   3,001,410
      $1,500,000 face amount,
      6.125%, due May 31, 1997            -           -   1,505,508   1,504,215
      $1,000,000 face amount,
      6.375%, due June 30, 1997           -           -   1,005,352   1,005,160
      $1,000,000 face amount,
      5.875%, due July 31, 1997           -           -   1,002,539   1,002,500
      $1,000,000 face amount,
      6.00%, due August 31, 1997          -           -   1,003,906   1,002,810

     Agency Bonds

      $500,000 face amount,5.45%,
      due February 13, 1997               -           -     499,920     500,000

     Treasury Bills

      $1,000,000 face amount,
      due January 16, 1997                -           -     984,910     998,070
      $500,000 face amount,
      due February 6, 1997                -           -     490,916     497,600
      $200,000 face amount,
      due February 20, 1997               -           -     196,243     198,650
      $1,000,000 face amount,
      due April 10, 1997                  -           -     981,138     986,280
      $500,000 face amount,
      due May 15, 1997                    -           -     489,679     490,600
      $1,000,000 face amount,
      due June 19, 1997                   -           -     974,394     976,290

                                  1,943,001   2,258,232  12,144,427  12,163,585

   Common Stocks:

    Automotive:
     Ford Motor Co.
      12,000 shares                  84,686     387,000           -           -
    Bank:
*    Fleet Financial Group
      7,000 shares                  158,725     349,125           -           -
    Beverage:
     Anheuser Busch Co., Inc.
      4,000 shares                   63,647     160,000           -           -
     Pepsico, Inc.
      22,000 shares                  45,621     643,500           -           -
    Chemical:
     Dow Chemical Co.
      5,000 shares                  101,046     391,875           -           -
    Computer Services:
     Automatic Data Processing
      12,000 shares                 132,875     514,500           -           -
    Consumer Products:
     Gillette Co.
      2,000 shares                   94,165     155,500           -           -
    Drug:
     Baush & Lomb Co.
      3,000 shares                   91,313     105,000           -           -
     Bristol Myers Squibb Co.
      6,000 shares                  170,710     654,000           -           -
     Pfizer, Inc.
      10,000 shares                  86,467     830,000           -           -
    Electrical Equipment:
     General Electric Co.
      4,000 shares                   52,065     395,500           -           -
    Food:
     Hershey Foods, Inc.
      10,000 shares                  50,110     437,500           -           -
     McDonalds Corp.
      14,000 shares                  68,321     635,250           -           -
     Sara Lee Corp.
      12,000 shares                  88,990     447,000           -           -
    Hospital Supply:
     Johnson & Johnson
      15,000 shares                  68,138     746,250           -           -
    Household Appliances:
     Rubbermaid, Inc.
      4,000 shares                   49,820      90,500           -           -
    Machinery - Heavy:
     Caterpillar, Inc.
      2,000 shares                  117,790     150,500           -           -
    Miscellaneous:
*    A.T. Cross Co.
      108,865 shares (Class A)            -           -           -           -
     Georgia Pacific Corp.
      2,500 shares                  119,110     180,000           -           -
    Oil - Domestic:
     Atlantic Richfield Co.
      3,000 shares                  132,595     397,500           -           -
    Oil - International:
     Mobil Corp.
      5,000 shares                  152,580     611,250           -           -
    Paper:
     Kimberly Clark Corp.
      4,000 shares                   69,862     381,000           -           -
    Retail Trade:
     Dayton-Hudson Corp.
      15,000 shares                 151,288     588,750           -           -
     Home Depot
      3,000 shares                  127,860     150,375           -           -
     Wal-Mart
      5,000 shares                  112,650     113,750           -           -
    Technology:
     Applied Materials, Inc.
      2,500 shares                   88,975      89,845           -           -
     Hewlett Packard Co.
      1,000 shares                   43,820      50,250           -           -
     Intel Corp.
      2,000 shares                  120,125     261,876           -           -
     Motorola
      2,000 shares                  120,990     122,500           -           -
    Transportation - Air:
     Boeing Co.
      2,000 shares                   97,025     213,000           -           -
    Utility - Telephone:
     Bell South Corp.
      8,000 shares                  121,890     324,000           -           -

                                  2,983,259  10,577,096           -           -

Total investments               $ 7,507,908 $15,416,976 $12,570,163 $12,589,321


*  Indicates party-in-interest to the Plan.                         (Continued)


                                    11 - 15


A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

                                             Profit Sharing Fund

(a)(b)
   Identity                             Company
   of Issue                            Stock Fund               Total
      (c)                                      Current                 Current
      Description of Investment,    Cost        Value       Cost        Value
      Including Maturity Date,
      Rate of Interest, Par or
      Maturity Value

*  Fleet National Bank of Rhode
    Island
      Face Value Money Market
      Deposit                   $       296 $       296 $ 3,007,680 $ 3,007,680

   United States Government
    Securities:

     Treasury Notes and Bonds

      $200,000 face amount,5.50%,
      due September 30, 1997              -           -     201,469     199,968
      $200,000 face amount,6.25%,
      due February 15, 2003               -           -     198,656     199,750
      $200,000 face amount,5.875%,
      due February 15, 2004               -           -     203,563     194,718
      $250,000 face amount,11.75%,
      due February 15, 2001               -           -     246,875     300,000
      $300,000 face amount,11.875%,
      due November 15, 2003               -           -     302,250     391,359
      $300,000 face amount,9.375%,
      due February 15, 2006               -           -     306,375     361,032
      $500,000 face amount,10.00%,
      due May 15, 2010                    -           -     483,813     611,405
      $3,000,000 face amount,6.25%,
      due January 31, 1997                -           -   3,009,922   3,001,410
      $1,500,000 face amount,
      6.125%, due May 31, 1997            -           -   1,505,508   1,504,215
      $1,000,000 face amount,
      6.375%, due June 30, 1997           -           -   1,005,352   1,005,160
      $1,000,000 face amount,
      5.875%, due July 31, 1997           -           -   1,002,539   1,002,500
      $1,000,000 face amount,
      6.00%, due August 31, 1997          -           -   1,003,906   1,002,810

     Agency Bonds

      $500,000 face amount,
      5.45%, due February 13, 1997        -           -     499,920     500,000

     Treasury Bills

      $1,000,000 face amount,
      due January 16, 1997                -           -     984,910     998,070
      $500,000 face amount,
      due February 6, 1997                -           -     490,916     497,600
      $200,000 face amount,
      due February 20, 1997               -           -     196,243     198,650
      $1,000,000 face amount,
      due April 10, 1997                  -           -     981,138     986,280
      $500,000 face amount,
      due May 15, 1997                    -           -     489,679     490,600
      $1,000,000 face amount,
      due June 19, 1997                   -           -     974,394     976,290

                                          -           -  14,087,428  14,421,817

   Common Stocks:

    Automotive:
     Ford Motor Co.
      12,000 shares                       -           -      84,686     387,000
    Bank:
*    Fleet Financial Group
      7,000 shares                        -           -     158,725     349,125
    Beverage:
     Anheuser Busch Co., Inc.
      4,000 shares                        -           -      63,647     160,000
     Pepsico, Inc.
      22,000 shares                       -           -      45,621     643,500
    Chemical:
     Dow Chemical Co.
      5,000 shares                        -           -     101,046     391,875
    Computer Services:
     Automatic Data Processing
      12,000 shares                       -           -     132,875     514,500
    Consumer Products:
     Gillette Co.
      2,000 shares                        -           -      94,165     155,500
    Drug:
     Baush & Lomb Co.
      3,000 shares                        -           -      91,313     105,000
     Bristol Myers Squibb Co.
      6,000 shares                        -           -     170,710     654,000
     Pfizer, Inc.
      10,000 shares                       -           -      86,467     830,000
    Electrical Equipment:
     General Electric Co.
      4,000 shares                        -           -      52,065     395,500
    Food:
     Hershey Foods, Inc.
      10,000 shares                       -           -      50,110     437,500
     McDonalds Corp.
      14,000 shares                       -           -      68,321     635,250
     Sara Lee Corp.
      12,000 shares                       -           -      88,990     447,000
    Hospital Supply:
     Johnson & Johnson
      15,000 shares                       -           -      68,138     746,250
    Household Appliances:
     Rubbermaid, Inc.
      4,000 shares                        -           -      49,820      90,500
    Machinery - Heavy:
     Caterpillar, Inc.
      2,000 shares                        -           -     117,790     150,500
    Miscellaneous:
*    A.T. Cross Co.
      108,865 shares (Class A)    1,821,713   1,265,556   1,821,713   1,265,556
     Georgia Pacific Corp.
      2,500 shares                        -           -     119,110     180,000
    Oil - Domestic:
     Atlantic Richfield Co.
      3,000 shares                        -           -     132,595     397,500
    Oil - International:
     Mobil Corp.
      5,000 shares                        -           -     152,580     611,250
    Paper:
     Kimberly Clark Corp.
      4,000 shares                        -           -      69,862     381,000
    Retail Trade:
     Dayton-Hudson Corp.
      15,000 shares                       -           -     151,288     588,750
     Home Depot
      3,000 shares                        -           -     127,860     150,375
     Wal-Mart
      5,000 shares                        -           -     112,650     113,750
    Technology:
     Applied Materials, Inc.
      2,500 shares                        -           -      88,975      89,845
     Hewlett Packard Co.
      1,000 shares                        -           -      43,820      50,250
     Intel Corp.
      2,000 shares                        -           -     120,125     261,876
     Motorola
      2,000 shares                        -           -     120,990     122,500
    Transportation - Air:
     Boeing Co.
      2,000 shares                        -           -      97,025     213,000
    Utility - Telephone:
     Bell South Corp.
      8,000 shares                        -           -     121,890     324,000

                                  1,821,713   1,265,556   4,804,972  11,842,652

      Total investments         $ 1,822,009 $ 1,265,852 $21,900,080 $29,272,149


*  Indicates party-in-interest to the Plan                          (Continued)


                                    11 - 15


A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

                                           Installment Account Fund

(a)(b)
   Identity                         Money Market Fund          Galaxy GIC
   of Issue                                                    Pooled Fund
      (c)                                      Current                 Current
      Description of Investment,    Cost        Value       Cost        Value
      Including Maturity Date,
      Rate of Interest, Par or
      Maturity Value

*  Fleet National Bank of Rhode
    Island
      Face value Money Market
      Deposit                   $     7,213 $     7,213 $     4,247 $     4,247
*  Fleet National Bank of Rhode
    Island
      17,684 shares Stable Asset
      Fund                                -           -     176,836     176,836
*  Common Stocks
    A.T. Cross Company
      898 shares (Class A)            3,689       2,523      13,485      10,439

Total investments               $    10,902 $     9,736 $   194,568 $   191,522


*  Indicates party-in-interest to the Plan.                         (Continued)


                                     -16-


A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

                                                       Installment Account Fund

(a)(b)
   Identity                                                      Total
   of Issue
      (c)                                                              Current
      Description of Investment,                            Cost        Value
      Including Maturity Date,
      Rate of Interest, Par or
      Maturity Value

*  Fleet National Bank of Rhode Island
      Face value Money Market Deposit                   $    11,460 $    11,460
*  Fleet National Bank of Rhode Island
      17,684 shares Stable Asset Fund                       176,836     176,836

*  Common Stocks
    A.T. Cross Company
      898 shares (Class A)                                   17,174      12,962

      Total investments                                 $   205,470 $   201,258


*  Indicates party-in-interest to the Plan.                         (Concluded)

A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996

Single Transactions in Excess of 5% of Plan Assets

                                                        f)Current
a)Identity of                                            Value of
  Party Involved                                         Asset on
    b)Description   c)Purchase  d)Selling   e)Cost of  Transaction   g)Net Gain
      of Asset        Price       Price       Asset        Date        or (Loss)

* Fleet National
  Bank of Rhode
  Island

    $1,785,889 face
    amount, Money
    Market Deposit  $         - $ 1,785,889 $ 1,785,889 $ 1,785,889 $         -
    $1,960,167 face
    amount, Money
    Market Deposit            -   1,960,167   1,960,167   1,960,167           -
    $4,936,553 face
    amount, Money
    Market Deposit            -   4,936,553   4,936,553   4,936,553           -
    $6,973,407 face
    amount, Money
    Market Deposit            -   6,973,407   6,973,407   6,973,407           -
    $2,500,000 face
    amount, Money
    Market Deposit            -   2,500,000   2,500,000   2,500,000           -
    $1,524,483 face
    amount, Money
    Market Deposit            -   1,524,483   1,524,483   1,524,483           -
    $3,482,825 face
    amount, Money
    Market Deposit            -   3,482,825   3,482,825   3,482,825           -
    $3,524,270 face
    amount, Money
    Market Deposit            -   3,524,270   3,524,270   3,524,270           -

                                                                    (Continued)

    $1,997,111 face
    amount, Money
    Market Deposit    1,997,111           -   1,997,111   1,997,111           -
    $2,000,000 face
    amount, Money
    Market Deposit    2,000,000           -   2,000,000   2,000,000           -
    $2,000,000 face
    amount, Money
    Market Deposit    2,000,000           -   2,000,000   2,000,000           -
    $2,058,750 face
    amount, Money
    Market Deposit    2,058,750           -   2,058,750   2,058,750           -
    $2,060,000 face
    amount, Money
    Market Deposit    2,060,000           -   2,060,000   2,060,000           -
    $2,000,000 face
    amount, Money
    Market Deposit    2,000,000           -   2,000,000   2,000,000           -
    $2,000,000 face
    amount, Money
    Market Deposit    2,000,000           -   2,000,000   2,000,000           -
    $2,000,000 face
    amount, Money
    Market Deposit    2,000,000           -   2,000,000   2,000,000           -
    $1,501,803 face
    amount, Money
    Market Deposit    1,501,803           -   1,501,803   1,501,803           -

                                                                    (Continued)

  United
  States
  Government

    United States
    Treasury Bill,
    $2,000,000 face
    amount, due
    February 8, 1996          -   1,960,588   1,960,588   1,960,588           -
    United States
    Treasury Bill,
    $2,000,000 face
    amount, due
    March 14, 1996            -   1,958,973   1,958,973   1,958,973           -
    United States
    Treasury Bill,
    $2,000,000 face
    amount, due
    April 18, 1996            -   1,965,162   1,965,162   1,965,162           -
    United States
    Treasury Bill,
    $2,000,000 face
    amount, due
    November 14,1996  1,973,732   1,973,732   1,973,732   1,973,732           -
    United States
    Treasury Bill,
    $2,000,000 face
    amount, due
    September 5,1996  1,966,746   1,966,746   1,966,746   1,966,746           -
    United States
    Treasury Bill,
    $2,000,000 face
    amount, due
    December 5,1996   1,968,297   1,968,297   1,968,297   1,968,297           -
    United States
    Treasury Note,
    5.875%,$2,000,000
    face amount,
    due May 31, 1996          -   2,000,000   2,003,828   2,000,000      (3,828)
    United States
    Treasury Note,
    6.00%,$2,000,000
    face amount,
    due June 30, 1996         -   2,000,000   2,006,250   2,000,000      (6,250)
    United States
    Treasury Note,
    6.25%,$2,000,000
    face amount, due
    January 31, 1997  2,007,813           -   2,007,813   2,007,813           -
    United States
    Treasury Note,
    6.125%,$1,500,000
    face amount, due
    May 31, 1997      1,505,508           -   1,505,508   1,505,508           -

                                                                    (Continued)

A.T. CROSS COMPANY PROFIT SHARING PLAN AND TRUST

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996

Series Transactions in Excess of 5% of Plan Assets

                                                        f)Current
a)Identity of                                            Value of
  Party Involved                                         Asset on
    b)Description   c)Purchase  d)Selling   e)Cost of  Transaction   g)Net Gain
      of Asset        Price       Price       Asset        Date        or (Loss)

* Fleet National
  Bank of Rhode
  Island

    $32,076,343 face
    amount, Money
    Market Deposit,
    purchased in 120
    transactions     32,076,343           -  32,076,343  32,076,343           -
    $30,713,021 face
    amount, Money
    Market Deposit,
    sold in 38
    transactions              -  30,713,021  30,713,021  30,713,021           -

United
States
Government

    United States
    Treasury Bill,due
    February 8,1996,
    $2,000,000 face
    amount, sold in
    1 transaction             -   1,960,588   1,960,000   1,960,588         588
    United States
    Treasury Bill,due
    March 14,1996,
    $2,000,000 face
    amount, sold in
    1 transaction             -   1,958,973   1,958,973   1,958,973           -
    United States
    Treasury Bill,due
    April 18,1996,
    $2,000,000 face
    amount, purchased
    in 1 transaction  1,973,732           -   1,973,732   1,973,732           -
    United States
    Treasury Bill,
    due April 18,1996,
    $2,000,000 face
    amount, sold in
    1 transaction             -   1,965,162   1,965,162   1,965,162           -
    United States
    Treasury Bill,due
    May 2, 1996,
    $1,000,000 face
    amount, purchased
    in 1 transaction    991,234           -     991,234     991,234           -
    United States
    Treasury Bill, due
    May 2, 1996,
    $1,000,000 face
    amount, sold in
    1 transaction             -     991,234     991,234     991,234           -

                                                                    (Continued)

    United States
    Treasury Bill, due
    July 11, 1996,
    $1,000,000 face
    amount, sold in
    1 transaction             -     991,390     991,390     991,390           -
    United States
    Treasury Bill, due
    July 18, 1996,
    $1,000,000 face
    amount, purchased
    in 1 transaction    991,056           -     991,056     991,056           -
    United States
    Treasury Bill,due
    July 18, 1996,
    $1,000,000 face
    amount, sold in
    1 transaction             -     991,056     991,056     991,056           -
    United States
    Treasury Bill, due
    August 8, 1996,
    $1,000,000 face
    amount, purchased
    in 1 transaction    987,361           -     987,361     987,361           -
    United States
    Treasury Bill, due
    August 8, 1996,
    $1,000,000 face
    amount, sold in
    1 transaction             -     987,361     987,361     987,361           -
    United States
    Treasury Bill,due
    September 5, 1996,
    $2,000,000 face
    amount, purchased
    in 1 transaction  1,966,746           -   1,966,746   1,966,746           -
    United States
    Treasury Bill,due
    September 5, 1996,
    $2,000,000 face
    amount, sold in
    1 transaction             -   1,966,746   1,966,746   1,966,746           -

                                                                    (Continued)

    United States
    Treasury Bill,due
    October 17, 1996,
    $2,000,000 face
    amount, purchased
    in 1 transaction    968,933           -     968,933     968,933           -
    United States
    Treasury Bill, due
    October 17, 1996,
    $2,000,000 face
    amount, sold in
    1 transaction             -     968,933     968,933     968,933           -
    United States
    Treasury Bill,due
    October 31, 1996,
    $1,000,000 face
    amount, purchased
    in 1 transaction    988,922           -     988,922     988,922           -
    United States
    Treasury Bill,due
    October 31, 1996,
    $1,000,000 face
    amount, sold in
    1 transaction             -     988,922     988,922     988,922           -
    United States
    Treasury Bill,due
    November 14, 1996,
    $2,000,000 face
    amount, sold in
    1 transaction             -   1,973,732   1,973,732   1,973,732           -
    United States
    Treasury Bill, due
    November 21,1996,
    $1,000,000 face
    amount, purchased
    in 1 transaction    992,922           -     992,922     992,922           -
    United States
    Treasury Bill,due
    November 21,1996,
    $1,000,000 face
    amount, sold in
    1 transaction             -     992,922     992,922     992,922           -

                                                                    (Continued)

    United States
    Treasury Bill,due
    December 5,1996,
    $2,000,000 face
    amount, purchased
    in 1 transaction  1,968,297           -   1,968,297   1,968,297           -
    United States
    Treasury Bill,due
    December 5, 1996,
    $2,000,000 face
    amount, sold in
    1 transaction             -   1,968,297   1,968,297   1,968,297           -
    United States
    Treasury Bill,due
    December 5,1996,
    $1,000,000 face
    amount, purchased
    in 1 transaction    982,852           -     982,852     982,852           -
    United States
    Treasury Bill,due
    December 12,1996,
    $1,000,000 face
    amount, sold in
    1 transaction             -     982,852     982,852     982,852           -
    United States
    Treasury Note,
    6.25%,$3,000,000
    face amount, due
    January 31,1997,
    purchased in
    2 transactions    3,009,922           -   3,009,922   3,009,922           -
    United States
    Treasury Note,
    6.125%,$1,500,000
    face amount, due
    May 31,1997,
    purchased in
    1 transaction     1,505,508           -   1,505,508   1,505,508           -
    United States
    Treasury Note,
    5.875%,$2,000,000
    face amount, due
    May 31, 1996, sold
    in 1 transaction          -   2,000,000   2,003,828   2,000,000      (3,828)

                                                                    (Continued)

    United States
    Treasury Note,
    6.00%,$2,000,000
    face amount, due
    June 30, 1996,sold
    in 1 transaction          -   2,000,000   2,006,250   2,000,000      (6,250)
    United States
    Treasury Note,
    6.50%,$1,000,000
    face amount, due
    November 30,1996,
    sold in 1 transaction     -   1,000,000   1,003,047   1,000,000      (3,047)
    United States
    Treasury Note,
    6.50%,$1,000,000
    face amount, due
    November 30, 1996,
    purchased in
    1 transaction     1,003,047           -   1,003,047   1,003,047           -

* Indicates party-in-interest to the Plan.                          (Concluded)

ERNST & YOUNG, LLP
200 Clarendon Street                                   Phone 617 266-2000
Boston, Massachusets  02116-5072                       Fax   617-266-5843


                         Report of Independent Auditors


Retirement Plans Committee
A.T. Cross Company


We have audited the accompanying statements of net assets available for benefits of the A.T. Cross Company Profit Sharing Plan & Trust (the "Plan") as of December 31, 1995 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for plan benefits of the Plan at December 31, 1995 and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

June 26, 1996

                                                       ERNST & YOUNG LLP


A.T. Cross Company Savings Plan
Financial Statements for the Years Ended
December 31, 1996 and 1995 and
Supplemental Schedules as of and for the Year Ended December 31, 1996 and Independent Auditors' Report


A.T. CROSS COMPANY SAVINGS PLAN
TABLE OF CONTENTS

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995:

  Statements of Net Assets Available for Benefits, with Fund Information       2

  Statements of Changes in Net Assets Available for Benefits,
    with Fund Information                                                      3

  Notes to Financial Statements                                              4-9

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1996:

  Item 27a - Schedule of Assets Held for Investment Purposes               10-17

  Item 27d - Schedule of Reportable Transactions                           18-22

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which the schedules are required.



Deloitte & Touche LLP                            Telephone:  (617)261-8000
125 Summer Street                                Facsimile:  (617)261-8111
Boston Massachuseetts 02110-1617

INDEPENDENT AUDITORS' REPORT

To the Retirement Plan Committee and Participants of
A.T. Cross Company Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the A.T. Cross Company Savings Plan (the "Plan") as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and supplemental schedules for the year ended December 31, 1995 were audited by other auditors whose report, dated June 26, 1996, expressed an unqualified opinion on those statements and schedules.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. This supplementary information is the responsibility of the Plan's management. Such schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As more fully described in Note 9, effective January 1, 1997, the Plan was merged into the A.T. Cross Company Defined Contribution Retirement Plan and Trust.

DELOITTE & TOUCHE LLP
June 20, 1997


A.T. CROSS COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1996 AND 1995

                                             1996 Fund Information

                                               Directed
                                    General   Investment   Equity   High Quality
ASSETS                               Fund        Fund       Fund     Bond Fund

INVESTMENTS,
 At fair value

Fleet National Bank of Rhode
 Island Money Market Fund       $         - $   497,180 $         - $         -
Fleet National Bank of Rhode
 Island Galaxy Government Fund      904,089           -     949,342           -
U.S. Treasury notes,
 bonds and bills                  1,367,555   5,396,846           -           -
U.S. Government agency bonds              -     700,000           -           -
Corporate bonds                      26,104           -           -           -
Common stocks                     6,707,463           -   2,856,914           -
Mutual funds                              -           -           -     816,695
Loans to participants                     -           -           -           -

Total investments                 9,005,211   6,594,026   3,806,256     816,695

RECEIVABLES:

Contributions                        74,738      65,068      42,296      10,067
Dividends and interest               46,430      89,330       8,228       4,117

Total receivables                   121,168     154,398      50,524      14,184

CASH (OVERDRAFT)                          -           -           -           -

NET ASSETS AVAILABLE FOR
 BENEFITS                       $ 9,126,379 $ 6,748,424 $ 3,856,780 $   830,879

See notes to financial statements.


                                      -2-


A.T. CROSS COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1996 AND 1995

                                            1996 Fund Information

                                   Small    International
                                  Company      Equity       Loan
ASSETS                          Equity Fund     Fund        Fund         Total

INVESTMENTS,
 At fair value

Fleet National Bank of Rhode
 Island Money Market Fund       $         - $         - $   116,364 $   613,544
Fleet National Bank of Rhode
 Island Galaxy Government Fund            -           -           -   1,853,431
U.S. Treasury notes,
 bonds and bills                          -           -           -   6,764,401
U.S. Government agency bonds              -           -           -     700,000
Corporate bonds                           -           -           -      26,104
Common stocks                             -           -           -   9,564,377
Mutual funds                      3,532,389     953,973           -   5,303,057
Loans to participants                     -           -   1,016,340   1,016,340

Total investments                 3,532,389     953,973   1,132,704  25,841,254

RECEIVABLES:

Contributions                        51,178       9,512           -     252,859
Dividends and interest                  382          56         369     148,912

Total receivables                    51,560       9,568         369     401,771

CASH (OVERDRAFT)                          -           -           -           -

NET ASSETS AVAILABLE FOR
 BENEFITS                       $ 3,583,949 $   963,541 $ 1,133,073 $26,243,025

See notes to financial statements.


                                      -2-


A.T. CROSS COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1996 AND 1995

                                                    1995 Fund Information

                                                           Directed
                                                General   Investment   Equity
ASSETS                                           Fund        Fund       Fund


INVESTMENTS,
 At fair value

Fleet National Bank of Rhode Island
 Money Market Fund                          $         - $   489,674 $         -
Fleet National Bank of Rhode Island
 Galaxy Government Fund                       1,515,838           -     636,244
U.S. Treasury notes, bonds and bills          1,393,368   8,936,271           -
U.S. Government agency bonds                          -           -           -
Corporate bonds                                 206,996           -           -
Common stocks                                 5,677,360           -   1,940,350
Mutual funds                                          -           -           -
Loans to participants                                 -           -           -

Total investments                             8,793,562   9,425,945   2,576,594

RECEIVABLES:

Contributions                                    80,622     117,790      42,366
Dividends and interest                           46,937      79,644       5,812

Total receivables                               127,559     197,434      48,178

CASH (OVERDRAFT)                                (81,368)          -     (68,733)

NET ASSETS AVAILABLE FOR BENEFITS           $ 8,839,753 $ 9,623,379 $ 2,556,039

See notes to financial statements.


                                      -2-


A.T. CROSS COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1996 AND 1995

                                              1995 Fund Information

                                                Loan
ASSETS                                          Fund        Total


INVESTMENTS,
 At fair value

Fleet National Bank of Rhode Island
 Money Market Fund                          $   108,973 $   598,647
Fleet National Bank of Rhode Island
 Galaxy Government Fund                               -   2,152,082
U.S. Treasury notes, bonds and bills                  -  10,329,639
U.S. Government agency bonds                          -           -
Corporate bonds                                       -     206,996
Common stocks                                         -   7,617,710
Mutual funds                                          -           -
Loans to participants                         1,047,920   1,047,920

Total investments                             1,156,893  21,952,994

RECEIVABLES:

Contributions                                    10,871     251,649
Dividends and interest                              373     132,766

Total receivables                                11,244     384,415

CASH (OVERDRAFT)                                      -    (150,101)

NET ASSETS AVAILABLE FOR BENEFITS           $ 1,168,137 $22,187,308

See notes to financial statements.


                                      -2-


A.T. CROSS COMPANY SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
INFORMATION
YEARS ENDED DECEMBER 31, 1996 AND 1995

                                             1996 Fund Information

                                               Directed
                                    General   Investment   Equity   High Quality
                                     Fund        Fund       Fund     Bond Fund
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income:
      Net appreciation
      (depreciation) in fair
      value of investments      $   958,078 $   (52,318)$   561,303 $   (29,692)
      Interest                      146,877     409,412      50,574         846
      Dividends                     125,646           -      42,098      47,296
                                  1,230,601     357,094     653,975      18,450

CONTRIBUTIONS:
  Participants                      600,686     483,640     344,073      95,837
  Employer                          227,599     205,302     135,316      38,637
  Loans issued                     (215,045)   (213,838)    (68,476)     (7,026)
  Loan interest repayment                 -           -           -           -
                                    613,240     475,104     410,913     127,448

            Total additions       1,843,841     832,198   1,064,888     145,898

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
    Benefits paid
    to participants                 572,269     631,128     180,826      16,520

    Net increase prior
      to interfund transfers      1,271,572     201,070     884,062     129,378
    Interfund transfers - net      (984,946) (3,076,025)    416,679     701,501
    Other                                 -           -           -           -

      Net increase (decrease)       286,626  (2,874,955)  1,300,741     830,879

NET ASSETS AVAILABLE
  FOR BENEFITS:
    Beginning of year             8,839,753   9,623,379   2,556,039           -

    End of year                 $ 9,126,379 $ 6,748,424 $ 3,856,780 $   830,879

See notes to financial statements.


                                      -3-


A.T. CROSS COMPANY SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
INFORMATION
YEARS ENDED DECEMBER 31, 1996 AND 1995

                                        1996 Fund Information

                                   Small    International
                                  Company      Equity       Loan
                                Equity Fund     Fund        Fund         Total
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income:
      Net appreciation
      (depreciation) in fair
      value of investments      $    94,578 $    17,813 $         - $ 1,549,762
      Interest                        2,173         745       3,896     614,523
      Dividends                     408,169      57,502           -     680,711
                                    504,920      76,060       3,896   2,844,996

CONTRIBUTIONS:
  Participants                      336,388      89,406           -   1,950,030
  Employer                          124,702      32,517           -     764,073
  Loans issued                      (34,537)    (10,006)    528,329     (20,599)
  Loan interest repayment                 -           -      83,134      83,134
                                    426,553     111,917     611,463   2,776,638

            Total additions         931,473     187,977     615,359   5,621,634

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
    Benefits paid
    to participants                  30,739      19,954           -   1,451,436

    Net increase prior
      to interfund transfers        900,734     168,023     615,359   4,170,198
    Interfund transfers - net     2,683,215     795,518    (535,942)          -
    Other                                 -           -    (114,481)   (114,481)

      Net increase (decrease)     3,583,949     963,541     (35,064)  4,055,717

NET ASSETS AVAILABLE
  FOR BENEFITS:
    Beginning of year                     -           -   1,168,137  22,187,308

    End of year                 $ 3,583,949 $   963,541 $ 1,133,073 $26,243,025

See notes to financial statements.


                                      -3-


A.T. CROSS COMPANY SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
INFORMATION
YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                    1995 Fund Information

                                                           Directed
                                                General   Investment   Equity
                                                 Fund        Fund       Fund
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income:
      Net appreciation
      (depreciation) in fair
      value of investments                  $ 1,509,196 $    45,850 $   403,257
      Interest                                  196,719     477,273      36,850
      Dividends                                 110,657           -      29,709
                                              1,816,572     523,123     469,816

CONTRIBUTIONS:
  Participants                                  625,555     788,718     364,135
  Employer                                      234,029     325,708     122,873
  Loans issued                                        -           -           -
  Loan interest repayment                             -           -           -
                                                859,584   1,114,426     487,008

      Total additions                         2,676,156   1,637,549     956,824

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
    Benefits paid
    to participants                             487,775     722,281     232,792

    Net increase prior
      to interfund transfers                  2,188,381     915,268     724,032
    Interfund transfers - net                  (172,474)    (78,300)    104,764
    Other                                             -           -           -

      Net increase (decrease)                 2,015,907     836,968     828,796

NET ASSETS AVAILABLE
  FOR BENEFITS:
    Beginning of year                         6,823,846   8,786,411   1,727,243

    End of year                             $ 8,839,753 $ 9,623,379 $ 2,556,039

See notes to financial statements.


                                     -3-


A.T. CROSS COMPANY SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
INFORMATION
YEARS ENDED DECEMBER 31, 1996 AND 1995

                                             1995 Fund Information

                                                Loan
                                                Fund        Total
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income:
      Net appreciation
      (depreciation) in fair
      value of investments                  $         - $ 1,958,303
      Interest                                   65,419     776,261
      Dividends                                       -     140,366

                                                 65,419   2,874,930

CONTRIBUTIONS:
  Participants                                        -   1,778,408
  Employer                                            -     682,610
  Loans issued                                        -           -
  Loan interest repayment                             -           -

                                                      -   2,461,018
      Total additions                            65,419   5,335,948

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
    Benefits paid
    to participants                                   -   1,442,848

    Net increase prior
      to interfund transfers                     65,419   3,893,100
    Interfund transfers - net                   146,010           -
    Other                                             -           -

      Net increase (decrease)                   211,429   3,893,100

NET ASSETS AVAILABLE
  FOR BENEFITS:
    Beginning of year                           956,708  18,294,208

    End of year                             $ 1,168,137 $22,187,308

See notes to financial statements.

A.T. Cross Company Savings Plan
NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF THE PLAN

The following description of the A.T. Cross Company Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for more complete information.

General - The Plan is a contributory savings plan, established January 1, 1984, for the employees of A.T. Cross Company (the "Company"). The Plan is administered by a committee consisting of three persons appointed by the Board of Directors of the Company (the "Board"). The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility - An employee may become a participant in the Plan provided he or she is regularly employed for 1,000 or more hours during his or her first year of employment or in subsequent plan years. Upon entry into the Plan, an employee may contribute to the Plan an amount equal to any percentage from 1% to, and including, 10% of the participant's annual salary.

Contributions - The Company contributes to the Plan an amount equal to 50% of each participant's contributions up to 3% of the participant's salary. The Company's contributions which will be made from current income or accumulated earnings, will be credited to the employee's account as of the last day of each calendar quarter.

Election - The employee elects to either deposit the money into the General Fund, Directed Investment Fund, Equity Fund, High Quality Bond, Small Company Equity Fund, or International Equity Fund, or divide the deposit among the six funds in 15% multiples.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance. Loan transactions are treated as transfers from (to) the investment funds to (from) the Loan Fund. Loans are repaid through payroll deductions and the period of repayment for any loan cannot exceed five years. A participant may repay the entire outstanding balance of their loan on any valuation date. Each loan is secured by the balance in the participant's account, and bears interest at rates commensurate with prevailing rates as determined by the plan administrator.

Withdrawals - Withdrawals from the employee's vested portion of the Plan are permitted prior to retirement if the employee is able to demonstrate financial hardship as defined by the Internal Revenue Code (the "Code").

Vesting - Employees vest in the Company's contribution at a rate of 20% for each aggregate period of four calendar quarters of active plan participation. All employees are 100% vested after five years of service.

Upon an employee leaving the Company prior to becoming 100% vested in the Company's contribution, the nonvested portion of the Company's contribution will be forfeited if the employee does not return to work at the Company within one year. The nonvested portion will then be redistributed to current participants based on the amount of matching Company contributions each participant received during the preceding plan year.

Administrative Expenses - Expenses for the administration of the Plan are paid by the Company. However, should the Company fail to pay, such expenses will be considered expenses of the Plan.

Trustee of the Plan - Fleet Bank is the trustee of the Plan. As trustee, Fleet Bank holds the Plan's assets, maintains the accounting records of the Plan, and invests the Plan's assets. The trustee makes distributions in accordance with instructions of the plan administrator.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits - Benefits to participants are recorded when paid.

Valuation of Investments - The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Unites States Government bonds, corporate bonds and United States Treasury notes and bills are valued at the last reported bid price. The participant loans receivable are recorded at cost which approximates fair value.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.


3.  PLAN TERMINATION

The Plan may be amended at any time by a vote of the Board. The Board may suspend or discontinue contributions to the Plan as well as terminate it. Upon termination of the Plan or discontinuance of the Company's contribution, all interests of participants become fully vested and are not subject to forfeiture. Payments, upon termination of the Plan, will be made by the trustee, Fleet Bank, in accordance with the Plan's distribution provisions.

4.  INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. During 1996 and 1995, the Plan's investments (including investments bought and sold as well as held during the year) appreciated (depreciated) in fair value by $1,549,762 and $1,958,303, respectively, as follows:

                                                       1996            1995

  U.S. Treasury notes and bills                 $    (81,231)     $    43,295
  United States Government agency bonds                  112          154,925
  Common stocks                                    1,563,975        1,753,677
  Corporate bonds                                    (17,267)           6,406
  Mutual funds                                        84,173                -

  Net change in fair value                      $  1,549,762      $ 1,958,303

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 1996 and 1995 is as follows:

                                                       1996            1995

  Galaxy Government Fund - Trust                $  1,853,430     $  2,152,082
  Galaxy Small Company Equity Fund - Trust         3,532,389                -
  United States Treasury Notes,
    6.25%, due 1/31/97                             1,700,799                -
  United States Treasury Notes,
    5.876%, due 5/31/96                                    -        1,503,750
  United States Treasury Notes,
    6.00%, due 6/30/96                                     -        1,505,385


The Plan's principal investments consist of the following:

General Fund - The fund invests in a diversified portfolio of equity securities and fixed interest securities.

Directed Investment Fund - The fund invests in fixed income interest securities.

Equity Fund - The fund invests in equity securities.

Small Company Equity Fund - The fund invests in small company equity securities.

Galaxy International Equity Fund - The fund invests in international equity securities.

Galaxy High Quality Bond Fund - The fund invests in high quality bonds.


5.  FORFEITURES

Forfeitures are allocated at the end of the fiscal year to all remaining participants who were participants on the last day of the preceding year based on the amount of matching Company contributions each participant received during the preceding plan year. For the years ended December 31, 1996 and 1995, forfeitures allocated to participants' accounts amounted to $13,343 and $14,843, respectively.

6.  TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on December 1, 1993, in which the Internal Revenue service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.


7.  RECONCILIATION OF FINANICAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                        1996             1995

  Net assets available for benefits per
    the financial statements                          $26,243,025   $22,187,308
  Amounts allocated to withdrawn participants             (25,851)            -

  Net assets available for benefits per the Form 5500 $26,217,174   $22,187,308


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                        1996             1995

  Benefits paid to participants per
    the financial statements                          $ 1,451,436   $ 1,442,848
  Add - amounts allocated to withdrawn participants        25,851             -
  Less - amounts allocated to withdrawn participants            -       (28,202)

  Benefits paid to participants per the Form 5500     $ 1,477,287   $ 1,414,646

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

8.  TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest for the years ended December 31, are as follows:
                                        1996                      1995
                                 Shares or                 Shares or
                                 Units of                  Units of
                               Participation    Amount   Participation    Amount

A.T. Cross Company Common Stock
  Dividend income                         - $     3,840           - $     3,840

Fleet/Norstar Financial Group,
Inc.  Common Stock -
  Dividend income                         -       6,880           -       6,520

Fleet National Bank of Rhode
Island  Money Market Fund:
  Purchases                      17,803,703  17,803,703  22,382,193  22,382,193
  Sales                          17,788,804  17,788,804  24,258,799  24,258,799
  Interest income                         -      65,528           -      96,127

Galaxy Government Fund:
  Purchases                       2,600,833   2,600,833   3,474,909   3,474,909
  Sales                           2,899,486   2,899,486   1,322,827   1,322,827
  Interest income                         -      73,691           -      66,653

Galaxy High Quality Bond Fund:
  Purchases                          96,146   1,030,523           -           -
  Sales                              17,919     184,136           -           -
  Dividend income                         -      47,296           -           -

Galaxy Small Co. Equity Fund:
  Purchases                         197,651   3,475,668           -           -
  Sales                               1,846      37,857           -           -
  Dividend income                         -     408,169           -           -

Galaxy International Equity Fund:
  Purchases                          71,293     965,428           -           -
  Sales                               2,064      29,268           -           -
  Dividend income                         -      57,501           -           -

Loans to participants:
  Disbursements                           -     548,927           -     565,896
  Receipts                                -     539,433           -     386,150
  Interest income                         -      62,535           -      65,419


There were no significant gains or losses on transactions with parties-in-interest.

9.  AMENDMENT TO THE PLAN

Effective January 1, 1997, the A.T. Cross Company Profit Sharing Plan and Trust and the A.T. Cross Company Savings Plan (collectively, the "amended Plans") were merged into a single plan and trust known as the A.T. Cross Company Defined Contribution Retirement Plan and Trust (the "merged Plan"). Assets of the amended Plans are held in a single trust, with each plan operating as a component plan of the "merged Plan." The purpose of the merger was to offer increased investment opportunities under the amended Plans, as well as to provide for uniform and combined investment opportunities and election procedures. Additionally, certain investment management fees, previously paid by the Company, shall be paid by certain investment funds under the amended Plans.
                                  * * * * * *

A.T. CROSS COMPANY SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

(a)(b)
   Identity
   of Issue
      (c)
      Description of Investment,                                Directed
      Including Maturity Date,         General Fund          Investment Fund
      Rate of Interest, Par or                Current                 Current
      Maturity Value                 Cost      Value         Cost      Value

*  Fleet National Bank of Rhode
    Island Money Market Fund
      Face value money market
       fund                     $         - $         - $   497,180 $   497,180

*  Fleet National Bank of Rhode
    Island Money Market Fund
      Galaxy Government Fund -
       Trust                        904,089     904,089           -           -

*  Loans to participants                  -           -           -           -

   UNITED STATES GOVERNMENT
    SECURITIES:

     Treasury Notes

      $1,700,000 principal
      amount, 6.25%, due
      January 31, 1997                    -           -   1,705,382   1,700,799
      $500,000 principal
      amount, 6.125%, due
      May 31, 1997                        -           -     501,836     501,405
      $1,000,000 principal
      amount, 6.375%, due
      June 30, 1997                       -           -   1,005,352   1,005,160
      $500,000 principal
      amount, 5.875%, due
      July 31, 1997                       -           -     501,269     501,250
      $500,000 principal
      amount, 6%, due
      August 31, 1997                     -           -     501,953     501,405
      $100,000 principal
      amount, 9.25%, due
      August 15, 1998               100,187     105,203           -           -
      $100,000 principal
      amount, 8.875%, due
      February 15, 1999              97,922     105,797           -           -
      $100,000 principal
      amount, 6.375%, due
      August 15, 2002               101,156     100,656           -           -
      $100,000 principal
      amount, 6.5%, due
      August 15, 2005               102,563     100,688           -           -

     Treasury Bonds

      $30,000 principal
      amount, 11.75%, due
      February 15, 2001              30,103      36,000           -           -
      $20,000 principal
      amount, 11.875%, due
      November 15, 2003              20,150      26,091           -           -
      $30,000 principal
      amount, 11.625%, due
      November 15, 2004              30,844      39,609           -           -
      $100,000 principal
      amount, 8.25%, due
      May 15, 2005                   98,156     105,406           -           -
      $100,000 principal
      amount, 10.75%, due
      August 15, 2005               107,438     128,297           -           -
      $100,000 principal
      amount, 9.375%, due
      February 15, 2006             102,125     120,344           -           -
      $100,000 principal
      amount, 8.375%, due
      August 15, 2008                98,875     110,156           -           -
      $100,000 principal
      amount, 8.75%, due
      November 15, 2008              99,187     112,281           -           -
      $100,000 principal
      amount, 9.125%, due
      May 15, 2009                  100,469     115,172           -           -
      $30,000 principal
      amount, 11.75%, due
      February 15, 2010              29,662      39,839           -           -
      $100,000 principal
      amount, 8.75%, due
      May 15, 2017                   99,891     122,016           -           -

     Treasury Bills

      $300,000 face amount,
      due February 6, 1997                -           -     294,550     298,560
      $500,000 face amount,
      due March 27, 1997                  -           -     493,385     494,215
      $200,000 face amount,
      due April 10, 1997                  -           -     196,228     197,256
      $200,000 face amount,
      due April 24, 1997                  -           -     196,497     196,796


   Total United States
    Treasury Notes and Bills      1,218,728   1,367,555   5,396,452   5,396,846

   United States Agency Bond
      $700,000 FNMA DEB, 5.45%,
      due February 13, 1997               -           -     699,888     700,000

   Total United States
    Government securities         1,218,728   1,367,555   6,096,340   6,096,846

   CORPORATE BONDS

      $25,000 Dayton-Hudson
      Corp. debenture, 9.25%,
      due November 15, 2016          21,000      26,104           -           -

   COMMON STOCKS:

    Aerospace:
     Raytheon Company
      2,400 shares                   34,605     115,500           -           -
    Automotive:
     Ford Motor Co.
      4,000 shares                   49,559     129,000           -           -
    Bank:
*    Fleet/Norstar
     Financial Group
      4,000 shares                  102,955     199,500           -           -
    Beverage:
     Anheuser Busch Co., Inc.
      4,000 shares                   64,008     160,000           -           -
     Pepsico, Inc.
      10,800 shares                  51,492     315,900           -           -
    Chemical:
     Automatic Data Processing
      7,200 shares                   66,137     308,700           -           -
    Dow Chemical Co.
      2,000 shares                   90,996     156,750           -           -
    Drug:
     American Home Products Corp.
      2,400 shares                   44,717     140,700           -           -
     Bristol Myers Squibb Co.
      2,000 shares                   74,876     218,000           -           -
     Pfizer Inc.
      4,000 shares                   54,526     332,000           -           -
    Entertainment:
     Walt Disney Co.
      2,400 shares                   60,944     167,400           -           -
    Food:
     Hershey Foods, Inc.
      4,000 shares                   36,542     175,000           -           -
     Sara Lee Corp.
      6,000 shares                   56,318     223,500           -           -
     McDonalds Corp.
      6,000 shares                   48,289     272,250           -           -
     Sysco Corp.
      4,000 shares                   30,280     130,500           -           -
    Governmental Agency:
     Federal National
     Mortgage Assoc.
      4,800 shares                   40,339     180,600           -           -
    Hospital Supply:
     Becton Dickinson & Co.
      4,000 shares                   59,377     173,500           -           -
     Johnson & Johnson
      4,800 shares                   41,892     238,800           -           -
    Household Appliances:
     Rubbermaid, Inc.
      4,000 shares                   50,665      90,500           -           -
    Machinery:
     Caterpillar, Inc.
      3,000 shares                   86,713     225,750           -           -
    Miscellaneous
     AMR Corp.
      500 shares                     30,185      44,061           -           -
     American International
     Group, Inc.
      1,687 shares                   56,402     182,618           -           -
     Applied Materials, Inc.
      1,500 shares                   61,688      53,907           -           -
*    A.T. Cross Co.
      6,000 shares                  147,786      69,750           -           -
     Barnett Banks, Inc.
      1,200 shares                   33,447      49,350           -           -
     Georgia Pacific Corp.
      2,000 shares                   89,753     144,000           -           -
     Gillette Co.
      1,400 shares                   44,296     108,850           -           -
     Intel Corp.
      1,200 shares                   69,775     157,126           -           -
     Merck & Co., Inc.
      2,000 shares                   75,350     159,250           -           -
     Motorola, Inc.
      1,200 shares                   76,394      73,500           -           -
    Multimarket:
     Corning, Inc.
      3,000 shares                   56,923     138,750           -           -
    Oil - Domestic:
     Amoco Corp.
      1,000 shares                   40,677      80,625           -           -
     Atlantic Richfield Co.
      1,000 shares                   78,716     132,500           -           -
    Oil - International:
     Mobil Corp.
      1,000 shares                   42,975     122,250           -           -
    Oil - Service:
     Schlumberger, Ltd.
      1,500 shares                   49,670     149,813           -           -
    Paper:
     Kimberly Clark Corp.
      1,600 shares                   29,000     152,400           -           -
    Retail Trade:
     Dayton-Hudson Corp.
      3,000 shares                   37,857     117,750           -           -
     Home Depot, Inc.
      1,700 shares                   73,191      85,213           -           -
     Wal-Mart Stores, Inc.
      5,000 shares                   74,318     113,750           -           -
    Soaps and Household Products:
     Procter & Gamble Co.
      2,400 shares                   43,933     258,300           -           -
    Transportation - Air:
     Boeing Co.
      2,200 shares                   98,502     234,300           -           -
    Utility - Telephone:
     Bellsouth Corp.
      3,100 shares                   62,407     125,550           -           -

 Total common stocks              2,518,475   6,707,463           -           -

   TOTALS                       $ 4,662,292 $ 9,005,211 $ 6,593,520 $ 6,594,026


* Indicates party-in-interest to the Plan.                          (Continued)


                                    10 - 17


A.T. CROSS COMPANY SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

(a)(b)
   Identity
   of Issue
      (c)
      Description of Investment,                            High Quality
      Including Maturity Date,      Equity Fund               Bond Fund
      Rate of Interest, Par or             Current                   Current
      Maturity Value              Cost      Value           Cost      Value

*  Fleet National Bank of Rhode
    Island Money Market Fund
      Galaxy Government Fund -
       Trust                        949,342     949,342           -           -

   COMMON STOCKS:

    Automotive:
     Ford Motor Co.
      2,000 shares                   43,170      64,500           -           -
    Bank:
     J.P. Morgan & Co.
      400 shares                     22,511      39,050           -           -
    Beverage:
     Pepsico, Inc.
      2,600 shares                   54,337      76,050           -           -
    Chemical:
     Automatic Data Processing
      1,800 shares                   45,146      77,173           -           -
     Dow Chemical Co.
      700 shares                     41,822      54,863           -           -
    Drug:
     Bristol Myers Squibb Co.
      600 shares                     45,344      65,400           -           -
     Pfizer Inc.
      1,200 shares                   34,160      99,600           -           -
    Entertainment:
     Walt Disney Co.
      800 shares                     39,346      55,800           -           -
    Food:
     Sara Lee Corp.
      1,400 shares                   32,831      52,150           -           -
     McDonalds Corp.
      2,000 shares                   57,733      90,750           -           -
    Governmental Agency:
     Federal National
     Mortgage Assoc.
      2,400 shares                   41,090      90,300           -           -
    Hospital Supply:
     Johnson & Johnson
      1,600 shares                   43,609      79,600           -           -
    Household Appliances:
     Rubbermaid, Inc.
      1,300 shares                   36,567      29,413           -           -
     Machinery:
     Caterpillar, Inc.
      1,800 shares                   64,650     135,450           -           -
     Deere & Co., John
      2,000 shares                   57,220      81,000           -           -
    Miscellaneous
     AMR Corp.
      700 shares                     44,022      61,688           -           -
     American International
     Group, Inc.
      800 shares                     39,393      86,600           -           -
     Applied Materials, Inc.
      1,800 shares                   74,138      64,688           -           -
     Barnett Banks, Inc.
      1,200 shares                   33,447      49,350           -           -
     Citicorp
      600 shares                     42,322      61,800           -           -
     General Electric Co.
      800 shares                     42,247      79,100           -           -
     Georgia Pacific Corp.
      1,000 shares                   58,908      72,000           -           -
     Gillette Co.
      1,200 shares                   39,997      93,300           -           -
     Halliburton Co.
      1,000 shares                   27,270      60,250           -           -
     Hewlett Packard Co.
      1,400 shares                   63,118      70,350           -           -
     Intel Corp.
      2,000 shares                   29,175     261,876           -           -
     Merck & Co., Inc.
      1,000 shares                   41,595      79,625           -           -
     Motorola, Inc.
      1,400 shares                   80,831      85,750           -           -
     PPG Industries, Inc.
      900 shares                     30,190      50,513           -           -
     Sherwin Williams
      1,200 shares                   40,694      67,200           -           -
     Thermo Electronics Corp.
      1,500 shares                   55,657      61,875           -           -
    Oil - Domestic:
     Atlantic Richfield Co.
      400 shares                     42,897      53,000           -           -
    Oil - Service:
     Schlumberger, Ltd.
      600 shares                     37,672      59,925           -           -
    Paper:
     Consolidated Papers Inc.
      600 shares                     27,599      29,475           -           -
    Retail Trade:
     Dayton-Hudson Corp.
      2,400 shares                   52,214      94,200           -           -
     Home Depot, Inc.
      1,200 shares                   49,632      60,150           -           -
     Wal-Mart Stores, Inc.
      2,000 shares                   52,785      45,500           -           -
    Transportation - Air:
     Boeing Co.
      800 shares                     39,900      85,200           -           -
    Utility - Telephone:
     Bellsouth Corp.
      800 shares                     19,383      32,400           -           -

 Total common stocks              1,724,622   2,856,914           -           -

*  Galaxy Mutual Funds
     High Quality Bond
      Class J-Trust                       -           -     837,992     816,695

   Total mutual funds                     -           -     837,992     816,695

   TOTALS                       $ 2,673,964 $ 3,806,256 $   837,992 $   816,695


* Indicates party-in-interest to the Plan.                          (Continued)


                                    10 - 17


A.T. CROSS COMPANY SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

(a)(b)
   Identity
   of Issue
      (c)
      Description of Investment,       Small Company         International
      Including Maturity Date,          Equity Fund           Equity Fund
      Rate of Interest, Par or                 Current                Current
      Maturity Value                 Cost       Value        Cost      Value


*  Galaxy Mutual Funds
     Small Co. Equity Fund-Trust
      195,809 shares              3,433,340   3,532,389           -           -
     International Equity
     Class G-Trust,
      69,229 shares                       -           -     937,552     953,973

   Total mutual funds             3,433,340   3,532,389     937,552     953,973

   TOTALS                       $ 3,433,340 $ 3,532,389 $   937,552 $   953,973


* Indicates party-in-interest to the Plan.                          (Continued)


                                    10 - 17


A.T. CROSS COMPANY SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

(a)(b)
   Identity
   of Issue
      (c)
      Description of Investment,
      Including Maturity Date,           Loan Fund               Total
      Rate of Interest, Par or                 Current                 Current
      Maturity Value                  Cost      Value         Cost      Value

*  Fleet National Bank of Rhode
    Island Money Market Fund
      Face value money market
       fund                     $   116,364 $   116,364 $   613,544 $   613,544

*  Fleet National Bank of Rhode
    Island Money Market Fund
      Galaxy Government Fund -
       Trust                              -           -   1,853,431   1,853,431

*  Loans to participants          1,016,340   1,016,340   1,016,340   1,016,340

   UNITED STATES GOVERNMENT
    SECURITIES:

    Treasury Notes

      $1,700,000 principal
      amount, 6.25%, due
      January 31, 1997                    -           -   1,705,382   1,700,799
      $500,000 principal
      amount, 6.125%, due
      May 31, 1997                        -           -     501,836     501,405
      $1,000,000 principal
      amount, 6.375%, due
      June 30, 1997                       -           -   1,005,352   1,005,160
      $500,000 principal
      amount, 5.875%, due
      July 31, 1997                       -           -     501,269     501,250
      $500,000 principal
      amount, 6%, due
      August 31, 1997                     -           -     501,953     501,405
      $100,000 principal
      amount, 9.25%, due
      August 15, 1998                     -           -     100,187     105,203
      $100,000 principal
      amount, 8.875%, due
      February 15, 1999                   -           -      97,922     105,797
      $100,000 principal
      amount, 6.375%, due
      August 15, 2002                     -           -     101,156     100,656
      $100,000 principal
      amount, 6.5%, due
      August 15, 2005                     -           -     102,563     100,688

    Treasury Bonds

      $30,000 principal
      amount, 11.75%, due
      February 15, 2001                   -           -      30,103      36,000
      $20,000 principal
      amount, 11.875%, due
      November 15, 2003                   -           -      20,150      26,091
      $30,000 principal
      amount, 11.625%, due
      November 15, 2004                   -           -      30,844      39,609
      $100,000 principal
      amount, 8.25%, due
      May 15, 2005                        -           -      98,156     105,406
      $100,000 principal
      amount, 10.75%, due
      August 15, 2005                     -           -     107,438     128,297
      $100,000 principal
      amount, 9.375%, due
      February 15, 2006                   -           -     102,125     120,344
      $100,000 principal
      amount, 8.375%, due
      August 15, 2008                     -           -      98,875     110,156
      $100,000 principal
      amount, 8.75%, due
      November 15, 2008                   -           -      99,187     112,281
      $100,000 principal
      amount, 9.125%, due
      May 15, 2009                        -           -     100,469     115,172
      $30,000 principal
      amount, 11.75%, due
      February 15, 2010                   -           -      29,662      39,839
      $100,000 principal
      amount, 8.75%, due
      May 15, 2017                        -           -      99,891     122,016

    Treasury Bills

      $300,000 face amount,
      due February 6, 1997                -           -     294,550     298,560
      $500,000 face amount,
      due March 27, 1997                  -           -     493,385     494,215
      $200,000 face amount,
      due April 10, 1997                  -           -     196,228     197,256
      $200,000 face amount,
      due April 24, 1997                  -           -     196,497     196,796

    Total United States Treasury
    Notes and Bills                       -           -   6,615,180   6,764,401

    United States Agency Bond
      $700,000 FNMA DEB, 5.45%,
      due February 13, 1997               -           -     699,888     700,000

    Total United States
    Government securities                 -           -   7,315,068   7,464,401

   CORPORATE BONDS
      $25,000 Dayton-Hudson Corp.
      debenture, 9.25%, due
      November 15, 2016                   -           -      21,000      26,104

   COMMON STOCKS:

    Aerospace:
     Raytheon Company
      2,400 shares                        -           -      34,605     115,500
    Automotive:
     Ford Motor Co.
      4,000 shares                        -           -      49,559     129,000
     Ford Motor Co.
      2,000 shares                        -           -      43,170      64,500
    Bank:
*    Fleet/Norstar Financial Group
      4,000 shares                        -           -     102,955     199,500
     J.P. Morgan & Co.
      400 shares                          -           -      22,511      39,050
    Beverage:
     Anheuser Busch Co., Inc.
      4,000 shares                        -           -      64,008     160,000
     Pepsico, Inc.
      10,800 shares                       -           -      51,492     315,900
     Pepsico, Inc.
      2,600 shares                        -           -      54,337      76,050
    Chemical:
     Automatic Data Processing
      7,200 shares                        -           -      66,137     308,700
     Automatic Data Processing
      1,800 shares                        -           -      45,146      77,173
     Dow Chemical Co.
      2,000 shares                        -           -      90,996     156,750
     Dow Chemical Co.
      700 shares                          -           -      41,822      54,863
    Drug:
     American Home Products Corp.
      2,400 shares                        -           -      44,717     140,700
     Bristol Myers Squibb Co.
      2,000 shares                        -           -      74,876     218,000
     Bristol Myers Squibb Co.
      600 shares                          -           -      45,344      65,400
     Pfizer Inc.
      4,000 shares                        -           -      54,526     332,000
     Pfizer Inc.
      1,200 shares                        -           -      34,160      99,600
    Entertainment:
     Walt Disney Co.
      2,400 shares                        -           -      60,944     167,400
     Walt Disney Co.
      800 shares                          -           -      39,346      55,800
    Food:
     Hershey Foods, Inc.
      4,000 shares                        -           -      36,542     175,000
     Sara Lee Corp.
      6,000 shares                        -           -      56,318     223,500
     Sara Lee Corp.
      1,400 shares                        -           -      32,831      52,150
     McDonalds Corp.
      6,000 shares                        -           -      48,289     272,250
     McDonalds Corp.
      2,000 shares                        -           -      57,733      90,750
     Sysco Corp.
      4,000 shares                        -           -      30,280     130,500
    Governmental Agency:
     Federal National
     Mortgage Assoc.
      4,800 shares                        -           -      40,339     180,600
     Federal National
     Mortgage Assoc.
      2,400 shares                        -           -      41,090      90,300
    Hospital Supply:
     Becton Dickinson & Co.
      4,000 shares                        -           -      59,377     173,500
     Johnson & Johnson
      4,800 shares                        -           -      41,892     238,800
     Johnson & Johnson
      1,600 shares                        -           -      43,609      79,600
    Household Appliances:
     Rubbermaid, Inc.
      4,000 shares                        -           -      50,665      90,500
     Rubbermaid, Inc.
      1,300 shares                        -           -      36,567      29,413
    Machinery:
     Caterpillar, Inc.
      3,000 shares                        -           -      86,713     225,750
     Caterpillar, Inc.
      1,800 shares                        -           -      64,650     135,450
     Deere & Co., John
      2,000 shares                        -           -      57,220      81,000
    Miscellaneous
     AMR Corp.
      500 shares                          -           -      30,185      44,061
     AMR Corp.
      700 shares                          -           -      44,022      61,688
     American International
     Group, Inc.
      1,687 shares                        -           -      56,402     182,618
     American International
     Group, Inc.
      800 shares                          -           -      39,393      86,600
     Applied Materials, Inc.
      1,500 shares                        -           -      61,688      53,907
     Applied Materials, Inc.
      1,800 shares                        -           -      74,138      64,688
*    A.T. Cross Co.
      6,000 shares                        -           -     147,786      69,750
     Barnett Banks, Inc.
      1,200 shares                        -           -      33,447      49,350
     Barnett Banks, Inc.
      1,200 shares                        -           -      33,447      49,350
     Citicorp
      600 shares                          -           -      42,322      61,800
     General Electric Co.
      800 shares                          -           -      42,247      79,100
     Georgia Pacific Corp.
      2,000 shares                        -           -      89,753     144,000
     Georgia Pacific Corp.
      1,000 shares                        -           -      58,908      72,000
     Gillette Co.
      1,400 shares                        -           -      44,296     108,850
     Gillette Co.
      1,200 shares                        -           -      39,997      93,300
     Halliburton Co.
      1,000 shares                        -           -      27,270      60,250
     Hewlett Packard Co.
      1,400 shares                        -           -      63,118      70,350
     Intel Corp.
      1,200 shares                        -           -      69,775     157,126
     Intel Corp.
      2,000 shares                        -           -      29,175     261,876
     Merck & Co., Inc.
      2,000 shares                        -           -      75,350     159,250
     Merck & Co., Inc.
      1,000 shares                        -           -      41,595      79,625
     Motorola, Inc.
      1,200 shares                        -           -      76,394      73,500
     Motorola, Inc.
      1,400 shares                        -           -      80,831      85,750
     PPG Industries, Inc.
      900 shares                          -           -      30,190      50,513
     Sherwin Williams
      1,200 shares                        -           -      40,694      67,200
     Thermo Electronics Corp.
      1,500 shares                        -           -      55,657      61,875
    Multimarket:
     Corning, Inc.
      3,000 shares                        -           -      56,923     138,750
    Oil - Domestic:
     Amoco Corp.
      1,000 shares                        -           -      40,677      80,625
     Atlantic Richfield Co.
      1,000 shares                        -           -      78,716     132,500
     Atlantic Richfield Co.
      400 shares                          -           -      42,897      53,000
    Oil - International:
     Mobil Corp.
      1,000 shares                        -           -      42,975     122,250
    Oil - Service:
     Schlumberger, Ltd.
      1,500 shares                        -           -      49,670     149,813
     Schlumberger, Ltd.
      600 shares                          -           -      37,672      59,925
    Paper:
     Consolidated Papers Inc.
      600 shares                          -           -      27,599      29,475
     Kimberly Clark Corp.
      1,600 shares                        -           -      29,000     152,400
    Retail Trade:
     Dayton-Hudson Corp.
      3,000 shares                        -           -      37,857     117,750
     Dayton-Hudson Corp.
      2,400 shares                        -           -      52,214      94,200
     Home Depot, Inc.
      1,700 shares                        -           -      73,191      85,213
     Home Depot, Inc.
      1,200 shares                        -           -      49,632      60,150
     Wal-Mart Stores, Inc.
      5,000 shares                        -           -      74,318     113,750
     Wal-Mart Stores, Inc.
      2,000 shares                        -           -      52,785      45,500
    Soaps and Household Products:
     Procter & Gamble Co.
      2,400 shares                        -           -      43,933     258,300
    Transportation - Air:
     Boeing Co.
      2,200 shares                        -           -      98,502     234,300
     Boeing Co.
      800 shares                          -           -      39,900      85,200
    Utility - Telephone:
     Bellsouth Corp.
      3,100 shares                        -           -      62,407     125,550
     Bellsouth Corp.
      800 shares                          -           -      19,383      32,400

 Total common stocks                      -           -   4,243,097   9,564,377

*  Galaxy Mutual Funds
     Small Co. Equity Fund-Trust
      195,809 shares                      -           -   3,433,340   3,532,389
     International Equity
     Class G-Trust,
      69,229 shares                       -           -     937,552     953,972
     High Quality Bond
      Class J-Trust                       -           -     837,992     816,695

   Total mutual funds                     -           -   5,208,884   5,303,057

 TOTALS                         $ 1,132,704 $ 1,132,704 $20,271,364 $25,841,254


* Indicates party-in-interest to the Plan.                          (Concluded)


                                    10 - 17


A.T. CROSS COMPANY SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996

Single Transactions in Excess of 5% of Plan Assets

                                                        h)Current
a)Identity of                                            Value of
  Party Involved                                         Asset on
    b)Description   c)Purchase  d)Selling   g)Cost of  Transaction   i)Net Gain
      of Asset        Price       Price       Asset        Date        or (Loss)

* Fleet National
  Bank of Rhode
  Island

    $1,520,050 face
    amount, Money
    Market Deposit  $ 1,520,050 $         - $ 1,520,050   $ 1,520,050 $       -
    $1,525,000 face
    amount, Money
    Market Deposit            -   1,525,000   1,525,000   1,525,000           -
    $2,188,944 face
    amount, Money
    Market Deposit    2,188,944           -   2,188,944   2,188,944           -
    $2,274,198 face
    amount, Money
    Market Deposit            -   2,274,198   2,274,198   2,274,198           -
    $1,483,056 face
    amount, Money
    Market Deposit            -   1,483,056   1,483,056   1,483,056           -
    $1,544,063 face
    amount, Money
    Market Deposit    1,544,063           -   1,544,063   1,544,063           -
    $1,545,000 face
    amount, Money
    Market Deposit    1,545,000           -   1,545,000   1,545,000           -
    $5,209,694 face
    amount, Money
    Market Deposit            -   5,209,694   5,209,694   5,209,694           -
    $1,421,268 face
    amount, Money
    Market Deposit            -   1,421,268   1,421,268   1,421,268           -
    $1,222,204 face
    amount, Money
    Market Deposit            -   1,222,204   1,222,204   1,222,204           -
    $2,237,554 face
    amount, Money
    Market Deposit            -   2,237,554   2,237,554   2,237,554           -

* Galaxy
  Government
  Fund - Trust
    $1,151,071 face
    amount, Galaxy
    Government Fund           -   1,151,071   1,151,071   1,151,071           -

                                                                    (Continued)

* Galaxy Small
  Company Equity
  Fund - Trust
    $1,525,000 face
    amount, Galaxy
    Small Company
    Equity Fund       1,525,000           -   1,525,000   1,525,000           -

  United
  States
  Government

    U.S. Treasury
    Note, 5.875%,
    $1,500,000 face
    amount, due
    May 31, 1996              -   1,500,000   1,502,930   1,500,000      (2,930)
    U.S. Treasury
    Note, 6.00%,
    $1,500,000 face
    amount, due
    June 30, 1996             -   1,500,000   1,504,688   1,500,000      (4,688)

                                                                    (Continued)

A.T. CROSS COMPANY SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996

Series Transactions in Excess of 5% of Plan Assets

                                                        h)Current
a)Identity of                                            Value of
  Party Involved                                         Asset on
    b)Description   c)Purchase  d)Selling   g)Cost of  Transaction   i)Net Gain
      of Asset        Price       Price       Asset        Date        or (Loss)

* Fleet National
  Bank of Rhode
  Island

    $22,972,478 face
    amount, Money
    Market Deposit   22,972,478           -  22,972,478  22,972,478           -
    $22,964,972 face
    amount, Money
    Market Deposit            -  22,964,972  22,964,972  22,964,972           -

* Galaxy Small
  Company Equity
  Fund - Trust

    197,651 shares
    Galaxy Small
    Company Equity
    Fund              3,475,669           -   3,475,669   3,475,669           -
    1,846 shares
    Galaxy Small
    Company Equity
    Fund                      -      37,857      32,329      37,857       5,528

* Galaxy High
  Quality Bond
  Class J

    96,146 shares
    Galaxy High
    Quality Bond
    Class J           1,030,523           -   1,030,523   1,030,523           -
    11,815 shares
    Galaxy High
    Quality Bond
    Class J                   -     184,136     192,531     184,136      (8,395)

* Galaxy
  Government Fund -
  Trust

    $2,600,833 shares
    Galaxy Government
    Fund - Trust,
    purchased in 134
    transactions      2,600,833           -   2,600,833   2,600,833           -
    $2,889,486 shares
    Galaxy Government
    Fund -Trust, sold
    in 134 transactions       -   2,889,486   2,889,486   2,889,486           -

  United States
  Government

    United States
    Treasury Notes,
    5.875%, due
    5/31/96,sold
    $1,500,000 face
    amount in
    1 transaction             -   1,500,000   1,502,930   1,500,000      (2,930)
    United States
    Treasury Notes,
    6.00%, due
    6/30/96, sold
    $1,500,000 face
    amount in
    1 transaction             -   1,500,000   1,504,688   1,500,000      (4,688)

                                                                    (Continued)

    United States
    Treasury Bill due
    8/8/96: Purchased
    $1,000,000 face
    amount in
    1 transaction       987,361           -     987,361     987,361           -
    Sold $1,000,000
    face amount in
    1 transaction             -     987,361     987,361     967,361           -
    United States
    Treasury Bill due
    10/31/96:Purchased
    $1,000,000 face
    amount in
    1 transaction       988,922           -     988,922     988,922           -
    Sold $1,000,000
    face amount in
    1 transaction             -     988,922     988,922     988,922           -
    United States
    Treasury Bill due
    11/14/96:Purchased
    $1,000,000 face
    amount in
    1 transaction       986,866           -     986,866     986,866           -
    Sold $1,000,000
    face amount in
    1 transaction             -     986,866     986,866     986,866           -
    United States
    Treasury Notes,
    6.50%, due
    11/30/96:Purchased
    $1,000,000 face
    amount in
    1 transaction     1,003,047           -   1,003,047   1,003,047           -
    Sold $1,000,000
    face amount in
    1 transaction             -   1,000,000   1,003,047   1,000,000      (3,047)
    United States
    Treasury Bill due
    12/05/96:Purchased
    $700,000 face
    amount in
    1 transaction       688,904           -     688,904     688,904           -
    Sold $700,000
    face amount in
    1 transaction             -     688,904     688,904     688,904           -

                                                                    (Continued)

    United States
    Treasury Bill,
    6.00% due,
    12/12/96:Purchased
    $1,000,000 face
    amount in
    1 transaction       982,852           -     982,852     982,852           -
    Sold $1,000,000
    face amount in
    1 transaction             -     982,852     982,852     982,852           -
    United States
    Treasury Notes,
    6.25%, due
    1/31/97:Purchased
    $1,700,000 face
    amount in
    2 transactions    1,705,383           -   1,705,383   1,705,383           -

* Indicates party-in-interest to the Plan.                          (Concluded)

ERNST & YOUNG, LLP
200 Clarendon Street                                   Phone 617 266-2000
Boston, Massachusets  02116-5072                       Fax   617-266-5843


                         Report of Independent Auditors


Retirement Plans Committee
A.T. Cross Company


We have audited the accompanying statements of net assets available for benefits of the A.T. Cross Company Savings Plan (the "Plan") as of December 31, 1995 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for plan benefits of the Plan at December 31, 1995 and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

June 26, 1996

                                                       ERNST & YOUNG LLP



Exhibits:

    Consent of Deloitte & Touche LLP and Ernst & Young LLP to the incorporation by reference of the Plan's financial statements into Registration Statement No. 333-42915 on Form S-8.


SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  A.T. CROSS COMPANY DEFINED
                                  CONTRIBUTION RETIREMENT PLAN


                                  By:     Fleet National Bank, Trustee


                                  By:     JOHN J. BROSNAN
                                          John J. Brosnan
                                  Title:  Assistant Vice President